Exhibit 99.1

AMENDED AND RESTATED HEADS OF AGREEMENT

THIS AMENDED AND RESTATED HEADS OF AGREEMENT (THIS “AGREEMENT”) IS MADE ON AND AS OF JANUARY 24, 2022 BETWEEN TURQUOISE HILL RESOURCES LTD. (“TRQ”) AND RIO TINTO INTERNATIONAL HOLDINGS LIMITED (“RTIHL”).

Recitals

A.

As stated in a press release to be issued by TRQ on January 24, 2022 shortly following the execution of this Agreement, TRQ has now estimated a base case incremental funding requirement of approximately US$3.4 billion in order to complete the development of the OT Project (the “Anticipated Funding Shortfall”).

B.

In order to ensure the continued funding and timely development of the OT Project, the parties have entered into this Agreement to, among other things, provide for their agreed funding plan that is intended to address, at various points in time, all (or substantially all) of the Anticipated Funding Shortfall, the principal components of which are:

(i)

US$750 million from a co-lending by a member of the Rio Tinto Group to OT LLC under the OT Project Financing with up to US$300 million of such amount being available under a short-term secured advance directly to TRQ pending such co-lending;

(ii)	up to approximately US$1.7 billion from the re-profiling of the existing OT Project Financing;

(iii)	up to US$500 million from Additional A Loans at OT LLC; and

(iv)	up to US$1.5 billion from one or more Equity Offerings by TRQ,

all on the terms set forth herein.

C.	The parties reaffirm their desire for cooperation and alignment to enable the successful delivery of the OT Project.

D.

The parties acknowledge Resolution 103 adopted by the Parliament of Mongolia, which states that it aims to reset the relationship of the parties referenced therein and which authorized the Government of Mongolia (“GOM”) to take certain measures in connection with the OT Project and, in connection with the foregoing, this Agreement is premised, in part, on the parties’ expectation that OT LLC would be able to incur additional indebtedness by mid-2023.

E.	This agreement is thus intended to form part of a continued and ongoing collaborative and proactive engagement with GOM.

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained, TRQ and RTIHL agree as follows:

Defined Terms

1.	In this Agreement, certain capitalized terms used herein (including in the recitals hereto) are defined in Schedule A.

2.	This Agreement shall be interpreted in accordance with the rules set out in Schedule B.

OT Project Financing

3.	Re-profiling. The parties desire the Rio Tinto Manager to engage with the Senior Lenders to negotiate a re-profiling of the Senior Loans, by way of an amendment to the existing OT Project

Financing Agreements, to reduce the Anticipated Funding Shortfall by up to approximately US$1.7 billion and to ensure better alignment of the existing OT Project Financing with the Updated OT Project Mine Plan (the “Re-profiling”), and RTIHL shall cause the Rio Tinto Manager to undertake such negotiations and discussions regarding the Re-profiling as contemplated by Sections 7 and 8.

4.

Additional A Loans. The parties desire the Rio Tinto Manager to engage with the IFI Lenders to negotiate up to US$500 million (in aggregate) of one or more additional A Loans under the OT Project Financing to be provided by one or more such IFI Lenders on the same terms and conditions as the existing A Loans (as such may be amended by the Re-profiling) (the “Additional A Loans”), and RTIHL shall cause the Rio Tinto Manager to undertake such negotiations and discussions regarding the Additional A Loans as contemplated by Sections 7 and 8.

5.	Scope. The parties desire the Re-profiling and Additional A Loans to include the specific terms listed in the Disclosure Letter.

6.

Replacement B Loans and MIGA Loans. If necessary to replace any Senior Lender who does not want to participate in the Re-profiling, the parties agree that new B Loans and/or MIGA Loans may be obtained by OT LLC from existing or new Senior Lenders to replace existing B Loans and/or MIGA Loans, provided that the aggregate principal amount of B Loans and MIGA Loans is not increased above those principal amounts for B Loans and MIGA Loans set out in Schedule F. If necessary in accordance with the foregoing, RTIHL shall cause the Rio Tinto Manager to undertake such negotiations and discussions regarding the replacement B Loans and/or MIGA Loans as contemplated by Sections 7 and 8. For purposes of this Agreement, any reference to the Re-profiling includes any replacement B Loans and/or MIGA Loans pursuant to this Section 6.

7.

Negotiations. The parties agree that the Rio Tinto Manager, with the assistance of the treasury group of Rio Tinto, shall lead the process and negotiations for the Re-profiling and Additional A Loans with the Senior Lenders and IFI Lenders with support from and consultation with TRQ and OT. TRQ, as provider of the TRQ DSU, and Rio Tinto, as provider of the Rio Tinto CSU, may participate in such discussions with the Senior Lenders and IFI Lenders and RTIHL shall cause the Rio Tinto Manager to use its reasonable commercial efforts to enable TRQ to participate in such discussions.

8.

Timing. Each of the parties shall use its reasonable commercial efforts to cause the Re-Profiling and Additional A Loans to be negotiated and secured, and the conditions for the Re-profiling and Additional A Loans in Schedule C within its control to be satisfied, no later than December 31, 2022 in the case of the Re-Profiling and the Outside Date in the case of the Additional A Loans, provided that (i) to the extent such approval(s) shall have not already been obtained or provided, the parties shall first obtain the approval of the OT LLC board to commence negotiations for the Co-Lending, Re-profiling and the Additional A Loans, and (ii) the Rio Tinto Manager, in consultation with TRQ and Rio Tinto, shall be entitled to make all material determinations with respect to timing and strategy for such negotiations, having regard to the status of discussions with GOM and other factors. In addition to and on a parallel track with the foregoing, each of the parties shall use its reasonable commercial efforts to seek and obtain the approval of the OT LLC board to the final terms of the Co-Lending, the Re-profiling and the Additional A Loans, as may be required and as applicable. The Rio Tinto Manager shall prepare an information package on the Re-profiling and Additional A Loans for distribution to the Senior Lenders and IFI Lenders. If for any reason the Re-profiling or the Additional A Loans are not secured by the Outside Date, either party may withdraw from the process for the Re-profiling or Additional A Loans, as applicable, in which case both parties shall have no further obligations in respect of Sections 3 to 12 in relation to the Re-profiling or the Additional A Loans, as applicable. For greater certainty, a withdrawal by either party from the Re-profiling or Additional A Loans process in accordance with the foregoing shall not relieve (x) the Rio Tinto Lender of its Co-Lending commitment set forth in Sections 14 to 19 or otherwise affect such Co-Lending commitment, or (y) TRQ of its Equity Offerings commitment set forth in Sections 20 to 25 or otherwise affect such Equity Offerings commitment.

9.

Approvals. The final terms of the Re-profiling and Additional A Loans, including full form binding documentation, must be acceptable to TRQ and Rio Tinto in their respective discretion and will be subject to the approval of each of OT LLC, TRQ and Rio Tinto.

10.

Conditions. The Re-profiling and the Additional A Loans shall be subject to the satisfaction of the conditions set forth in Schedule C in favour of the parties (and which must be satisfied or waived by both parties in their respective discretion) on the Effective Date.

11.

TRQ DSU. If necessary for the Re-profiling, any Additional A Loans and the Co-Lending, TRQ shall agree to amend the TRQ DSU to cover the Co-Lending, Re-profiling and Additional A Loans on terms that are acceptable to TRQ in its discretion.

12.

Rio Tinto CSU. If necessary for the Re-profiling and any Additional A Loans, RTIHL shall cause Rio Tinto to agree to amend the Rio Tinto CSU to cover such Re-profiling and Additional A Loans on terms that are acceptable to Rio Tinto in its discretion. Rio Tinto shall be entitled to a Completion Support Agreement Fee in respect of such Re-profiling and Additional A Loans on the terms set out in Section 23 of the MOA mutatis mutandis but only to the extent such Completion Support Agreement Fee shall not otherwise have been waived at the relevant time.

Rio Tinto Short-Term Secured Advance Directly to TRQ

13.

Short-Term Secured Advance. Provided that TRQ has completed the Initial Equity Offering, from and after the earlier of (i) the date on which TRQ requires funding for the development of the OT Project and has confirmed to the parties that there are no funds available to TRQ and its subsidiaries(after allowing for the need for cash reserves for working capital purposes of US$100 million in the aggregate), and (ii) January 1, 2023, the Rio Tinto Lender shall make available to TRQ or one of its subsidiaries (as agreed by the parties), by way of one or more short-term secured advances (collectively, the “Advance”), up to US$300 million. Any Advance shall only be made to the extent there are no funds available to TRQ and its subsidiaries (after allowing for the need for cash reserves for working capital purposes of US$100 million in the aggregate). Each Advance will be otherwise on terms and conditions substantially similar to those for the facility contemplated by Schedule E to the MOA except that (i) it will mature on the earlier of the Co-Lending Closing Date and the Outside Date, (ii) the conditions precedent to the first draw down under the Advance shall be substantially similar to those set forth in Schedule C, and (iii) the use of proceeds will be to allow TRQ to fund OT LLC by way of one or more prepayments under the Prepayment Agreement or other OT LLC funding mechanism agreed to by TRQ and Rio Tinto. The final terms of the Advance, including full form binding documentation, must be acceptable to TRQ and Rio Tinto in their respective discretion and will be subject to the approval of each of TRQ and Rio Tinto.

Rio Tinto Co-Lending

14.

Commitment. Subject to Sections 15 to 19, RTIHL, on behalf of a member of the Rio Tinto Group to be designated by RTIHL (the “Rio Tinto Lender”), hereby undertakes and commits to provide, as soon as reasonably practicable following the Release Date, US$750 million (or such lesser amount as may be required to fund OT Project costs relating to underground and agreed by RTIHL and TRQ) in aggregate principal amount of senior loans to OT LLC (the “Co-Lending”).

15.

Key Terms. The Co-Lending shall take the form of pari passu Senior Loans under Clause 7.1(a) of the CTA and will share pro rata in the security package for the OT Project Financing on the same terms as the other Senior Loans. The Co-Lending shall constitute a separate Supplemental Senior Facility and shall have pricing (including all upfront and other fees) and maturity and other terms and conditions through the use of tranches that mirror the exact pricing (including all upfront and other fees), amortisation schedule, final maturity date and other terms and conditions of each tranche of the third party Senior Loans (excluding commercial bank tranches) that has been the subject of a full or partial Re-profiling (the “Re-profiled Terms”) or, if no Re-profiling has occurred, in accordance with Clause 7.2 (b) of the CTA. The Co-Lending shall be disbursed initially as required to fully repay indirectly the Advance and thereafter from time to time as OT LLC requires funding of OT Project costs upon satisfaction or waiver of the initial and subsequent conditions precedent with respect thereto as set forth in Schedules 2 and 3 of the CTA. In addition, such disbursement shall only be made to the extent there are no funds available to TRQ and its subsidiaries (after allowing for the need for cash reserves for working capital purposes of US$100 million in the aggregate) from the Additional A Loans, the Equity Offerings or TRQ’s and its subsidiaries cash reserves. If the Re-Profiling is entered into prior to the Co-Lending and/or the Additional A Loans, then it shall be deemed that the Effective Date shall be the latest to occur of the closing date of the Co-Lending, the Re-profiling and/or the Additional A Loans.

16.

Consent. TRQ consents, and RTIHL shall cause Rio Tinto to consent, to the Co-Lending in accordance with Clause 4.2(a) of the CTA, including the execution and delivery to the Intercreditor Agent of TRQ’s express consent to the Co-Lending becoming Guaranteed Senior Debt Obligations and Rio Tinto’s express consent to the Co-Lending becoming Covered Obligations.

17.

Approvals and Conditions. The execution and delivery by the Rio Tinto Lender of the Supplemental Senior Facility with respect to the Co-Lending shall be subject to satisfaction or waiver (as applicable) on the Co-Lending Closing Date of the following conditions precedent: (i) the conditions set forth in Schedule C in favour of the parties (and which must be satisfied or waived by both parties in their respective discretion) on the Effective Date; (ii) the TRQ DSU being amended to cover the Co-Lending on terms that are acceptable to Rio Tinto, acting reasonably; and (iii) the terms of the OT Project Financing Agreements with respect to a Sponsor Senior Loan not being amended in any material respect from the terms of the OT Project Financing Agreements existing as at the date of this Agreement (and each such condition in (i), (ii) and (iii) must be satisfied, or waived by the Rio Tinto Lender in its discretion, acting reasonably). For purposes of this Section 17, “material” includes any amendment to the OT Project Financing Agreements where the Rio Tinto Lender is treated different than the other Senior Lenders and such amendment is adverse to the Rio Tinto Lender or any of other member of the Rio Tinto Group.

18.

Timing. Without qualifying the commitment of the Rio Tinto Lender to provide the Co-Lending by no later than December 31, 2023 pursuant to Section 15 (subject to the conditions in Section 17 in favour of the Rio Tinto Lender on the Co-Lending Closing Date), each of the parties shall use its reasonable commercial efforts to cause the conditions in Section 17 within its control to be satisfied as soon as reasonably practicable following the Release Date and in any event by no later than December 31, 2023, provided that the parties shall, to the extent such approval(s) shall have not already been obtained or provided, first obtain the approval of the OT LLC board to commence negotiations for the Re-profiling, the Additional A Loans and Co-Lending. If the conditions to the Co-Lending set forth in Section 17 are not satisfied (or otherwise waived by the Rio Tinto Lender in its discretion, acting reasonably) by December 31, 2023, then RTIHL shall have no further obligations in respect of Sections 14 to 19.

19.

Rio Tinto CSU. RTIHL shall cause Rio Tinto to agree to amend the Rio Tinto CSU to cover the Co-Lending on the same terms as the existing Rio Tinto CSU or on such other terms that are acceptable to Rio Tinto in its discretion (acting reasonably), and Rio Tinto shall be entitled to a Completion Support Agreement Fee in respect of the Co-Lending on the terms set out in Section 23 of the MOA mutatis mutandis but only to the extent such Completion Support Agreement Fee shall not have been waived at the relevant time.

TRQ Equity Offerings

20.

Key Terms and Objectives. Subject to Sections 21 to 25: (A) TRQ shall have the right; and (B) provided all of the relevant documents giving effect to the Co-Lending shall have been entered into on or before December 31, 2023, TRQ covenants and agrees; to conduct and complete, at a time of its choosing between the date of this Agreement and December 31, 2023, one or more equity offerings of its common shares (an “Equity Offering”) in the form of, at TRQ’s discretion (subject to the last sentence below), (i) a rights offering of common shares (the “Rights Offering”), and/or (ii) a public offering or private placement of common shares (a “Placement”), sufficient to generate an amount of gross proceeds in the aggregate which will be not less than the amount then required to fund the greater of the current and most recent publicly disclosed Anticipated Funding Shortfall of US$3.4 billion and the then current Future Funding Shortfall, after giving effect to the Co-Lending (and the repayment of the Advance) and the status and the best or likeliest estimate of the size and timing of any Re-profiling and Additional A Loans at such time as determined jointly by TRQ and

RTIHL, each acting reasonably, based on all relevant and up-to-date information to be provided to the parties by the Rio Tinto Manager; provided, however, that TRQ shall not be required under any circumstance to effect Equity Offerings hereunder raising gross proceeds in the aggregate in excess of US$1.5 billion (the aggregate amount of the gross proceeds of such Equity Offerings being the “Total Proceeds”). TRQ may in its discretion increase the Total Proceeds under the Equity Offerings. TRQ shall provide RTIHL with notice of any such increase at least (x) 20 days, (y) 30 days if any such increase is US$500 million or more or (z) such shorter period as RTIHL may indicate to TRQ is necessary to obtain any internal approvals, in advance of the filing of any preliminary prospectus, prospectus supplement or offering memorandum or any other offering document or term sheet for any such Equity Offering. For greater certainty, any limitations or restrictions set forth in this Section 20 shall not apply, following the completion of the Equity Offerings to be conducted by TRQ as required by this Agreement, to any placement or issuance of equity by TRQ made in accordance with TRQ’s rights under the existing agreements between TRQ and a member of the Rio Tinto Group. Notwithstanding anything to the contrary herein contained, if the approval of the shareholders of TRQ would be required for a particular Placement or Pro Rata Entitlement, then the applicable Equity Offering shall either be accordingly reduced so as not to require approval of TRQ’s shareholders, or alternatively and in TRQ’s sole discretion, conducted as a Rights Offering.

21.

Initial Equity Offering. Notwithstanding anything to the contrary in Section 20, TRQ agrees to conduct an initial Equity Offering raising gross proceeds of at least US$650 million (or such lesser amount as would not require approval of the shareholders of TRQ for any Placement or Pro Rata Entitlement under the applicable rules of the TSX and MI 61-101) by no later than August 31, 2022 (the “Initial Equity Offering”). For the avoidance of doubt, the gross proceeds from the Initial Equity Offering shall form part of the Total Proceeds.

22.

Rights Offering. Any Rights Offering will be conducted in a form and structure substantially similar to the rights offerings described in TRQ’s final short form prospectus and registration statements dated November 25, 2013 as modified by terms of this Agreement. TRQ agrees that the Rights Offering will not be subject to a minimum subscription condition or any other condition other than the mechanical conditions applicable to holders of rights respecting the exercise of their rights that are customary in rights offerings conducted by issuers having common shares listed on the TSX. All or part of the rights issued to any member of the Rio Tinto Group may be assigned by such members to one or more members of the Rio Tinto Group. The subscription price for each TRQ common share to be issued under the Rights Offering will be determined by TRQ prior to filing a final prospectus, subject to the price being a minimum 15% discount to the market price of TRQ’s common shares at the time of pricing of the Rights Offering (or such larger discount to the extent so required by the TSX).

23.

Placement. RTIHL shall be entitled to maintain the Rio Tinto Group’s pro rata ownership of TRQ as part of any Placement as provided for in the existing contractual agreements between the parties (more specifically, the PPA) (the “Pro Rata Entitlement”). No Placement (or the Pro Rata Entitlement) shall require approval of the shareholders of TRQ unless the completion of the Placement and the Pro Rata Entitlement are conditional on the completion of the other with the objective of ensuring that a Placement may not be completed unless RTIHL is capable of availing itself of the Pro Rata Entitlement. All or part of the Pro Rata Entitlement may be assigned in whole or in part by RTIHL to one or more other members of the Rio Tinto Group. For the avoidance of doubt, failure to obtain any required approval of the shareholders of TRQ does not in any way limit or defer TRQ’s obligation to conduct and complete the Equity Offerings up to the amount of the Total Proceeds by the Outside Date in accordance with the terms of this Agreement.

24.

Offering Documents. TRQ agrees to provide RTIHL and its advisors a reasonable opportunity to review and comment on any prospectus, registration statement, offering memorandum or other offering document or term sheet for any Equity Offering and other material communications with the TSX, NYSE and other regulatory authorities regarding any Equity Offering.

25.	Underwriting Commitment. If RTIHL elects to do so by notice to TRQ at least 10 days in advance of the filing of any preliminary prospectus for the Rights Offering, RTIHL may provide a standby underwriting commitment in respect of the Total Proceeds of the Rights Offering (the “Underwriting Commitment”). In consideration for the Underwriting Commitment, TRQ agrees to pay to RTIHL on closing of the Rights Offering a fee equal to 3% of the Total Proceeds. Other than the Underwriting Commitment, there shall be no additional standby underwriting commitment provided by any other person in respect of the Rights Offering. All or part of the Underwriting Commitment may be assigned by RTIHL to one or more members of the Rio Tinto Group. For greater certainty, in the event RTIHL is not providing an Underwriting Commitment with respect to the Rights Offering, then TRQ shall have the right to make all determinations regarding the identity of any standby commitment provider and the terms and conditions of such other standby underwriting commitment.

Other Funding Sources

26.

Proposals. After the Future Date, any proposal by TRQ or any of its subsidiaries or any of their respective representatives for any additional Senior Loans, bonds, streams, prepays or other similar instruments at TRQ or any of its subsidiaries (including OT LLC) or accommodation for same in the OT Project Financing Agreements shall first be presented to Rio Tinto to obtain its consent (where such consent is required pursuant to existing contractual rights) and alignment of the parties before any such proposal is discussed or shared with EOT or GOM or at any OT LLC board or shareholder meeting. For the avoidance of doubt, without limiting the rights of the parties under the PPA and all other agreements between TRQ and a member of the Rio Tinto Group, TRQ shall not directly or indirectly, prior to the Future Date, engage with EOT, GOM or the OT LLC board without having first obtained Rio Tinto’s consent, or the approval of the Technical Committee, in relation to any funding considerations or proposals.

27.

Funding Review. TRQ and Rio Tinto will, during the three month period following the later of the Co-Lending Closing Date and the Outside Date (which period may be extended by written consent of each of TRQ and Rio Tinto and which period may be accelerated by mutual consent of the parties), meet to review the funding options for the Future Funding Shortfall. As part of this review, the parties will in good faith (i) discuss potential sources of funding and a potential funding plan to satisfy the Future Funding Shortfall if and only to the extent it exceeds the Anticipated Funding Shortfall, and (ii) discuss a potential implementation process for any such potential sources of funding to which Rio Tinto may be prepared to consent at the time. If the parties agree on such a funding plan and implementation process, then the parties will endeavour to follow such plan and process and consider the terms of any agreed potential sources of funding. However, TRQ acknowledges that Rio Tinto has certain consent rights under its agreements with TRQ, including the TRQ FSA, and that certain funding proposals that TRQ may present to Rio Tinto may be subject to such consent rights and in no event shall this Section 27 constitute a waiver of any such rights under the TRQ FSA or otherwise.

28.

Rio Tinto Guidance. Other than the Re-profiling Additional A Loans and the Co-Lending, Rio Tinto has advised TRQ that it has considered, and does not currently support or expect to consent to (where its consent is required), any additional debt (including additional Senior Loans and bonds) or other sources of funding (including streams and prepays) at TRQ or any of its subsidiaries (including OT LLC). TRQ acknowledges such guidance from Rio Tinto.

29.

TRQ Guidance. TRQ has advised Rio Tinto that, subject to the restrictions in this Agreement, (i) TRQ continues to prioritise OT LLC and/or TRQ raising funding by way of additional debt and/or hybrid funding and (ii) after the Future Date (subject to Section 34), TRQ may continue its evaluation of, and may present to Rio Tinto for its consideration and input, any such debt and hybrid funding options. Rio Tinto acknowledges such guidance from TRQ and confirms that, after the Future Date, it will consider all reasonable funding proposals presented to it by TRQ. TRQ acknowledges that Rio Tinto has certain consent rights under its agreements with TRQ, including the TRQ FSA, and that certain funding proposals that TRQ may present to Rio Tinto may be subject to such consent rights.

30.

Additional Equity Offerings. The parties acknowledge that any balance of the funding required for OT LLC to achieve completion of the underground mine may need to be met by way of one or more additional TRQ rights or other equity offerings if the Future Funding Shortfall is not fully addressed by the Co-Lending, Re-profiling, Additional A Loans, Equity Offerings and/or other funding sources contemplated by Section 27. Any such additional TRQ rights or other equity offerings shall be conducted in accordance with Sections 21 to 25 mutatis mutandis. For the avoidance of doubt, other than Section 32, nothing in this Agreement shall in any way limit or waive Rio Tinto’s rights to require a TRQ rights offering under, and subject to, the TRQ FSA.

31.

Reservation of Rights. Except as expressly affected or modified by any provision of this Agreement, each of TRQ and RTIHL (on behalf of itself and Rio Tinto) reserves all of its rights in respect of its contractual rights in relation to funding and related consent matters.

32.

FSAs. Except as set out in Section 16, nothing in this Agreement shall constitute a consent, or in any way limit or waive Rio Tinto’s consent rights, under the TRQ FSA or the OT FSA or amount to a waiver or limitation of any existing contractual rights and obligations as between TRQ and any member of the Rio Tinto Group. Notwithstanding the foregoing, in determining whether TRQ or OT LLC has sufficient resources for purposes of Section 9 of the TRQ FSA or Section 9 of the OT FSA, such determination shall assume and take into account, prior to the Outside Date, TRQ being able to access the entire proceeds from the Co-Lending (and, for the purposes of clause (A) of this Section 32, without consideration of whether or not the conditions to the availability of the Co-Lending set forth in Section 17 have been or may be satisfied).

Power Funding

33.

If discussions with GOM result in a long-term domestic power supply arrangement that requires OT LLC to fund an additional power generation source and related infrastructure, the parties will consider a separate funding arrangement as may be agreed between TRQ and Rio Tinto in the form of additional Senior Loans or a stand-alone project financing or other financing instruments that may be appropriate.

Certain Other Restrictions Until Future Date and Other Covenants

34.

Except as permitted by this Agreement and subject to Section 26, TRQ shall not, directly or indirectly, seek or propose or engage in discussions regarding additional Senior Loans, bonds, streams, prepays or other similar instruments at TRQ or any of its subsidiaries (including OT LLC) or accommodation for same in the OT Project Financing Agreements. The restriction in the preceding sentence shall terminate upon the two year anniversary of the date of this Agreement (the “Future Date”), unless the Future Funding Shortfall is US$500 million or less, in which case such restriction shall continue until the Support Termination Date and Section 27 shall not be applicable.

35.

Other than (i) any arbitration instituted or filed by any party pursuant to Section 56 which shall be permitted in relation to a breach by the other party of its obligations under this Agreement, and (ii) any arbitration, litigation or other legal proceeding instituted or filed by either party to enforce its rights related to a breach of the other party’s obligations under any agreement between TRQ and RTIHL, each of TRQ and RTIHL agrees to not initiate or pursue, or make any public announcement threatening to initiate or pursue, any arbitration, litigation, injunction or other equitable relief or other legal proceeding regarding funding or related consent matters until the Future Date. In consideration for the agreements provided by RTIHL in this Agreement, TRQ hereby covenants and agrees in favour of Rio Tinto and its Affiliates that TRQ and its subsidiaries shall not assert any claim for breach of any obligation of Rio Tinto or its Affiliates under any agreement between TRQ or any of its subsidiaries and Rio Tinto or any of its Affiliates arising on or before the date of this Agreement based on facts available to and known by TRQ as of the date of this Agreement.

GOM and EOT Support and Discussions

36.	The parties agree to use their respective reasonable commercial efforts to seek the support of the GOM and EOT to the Co-Lending, Re-profiling and Additional A Loans.

37.	TRQ acknowledges that the Rio Tinto Manager will lead discussions with GOM and EOT in consultation with TRQ.

Cash Management

38.

Except to the extent directly applied by OT LLC to the payment of OT Project costs within 30 days of receipt, all cash proceeds of the Additional A Loans and Co-Lending and the net proceeds provided by any member of the Rio Tinto Group under any Equity Offering (or a Pro Rata Entitlement) shall be managed by a member of the Rio Tinto Group in accordance with an arrangement similar to the arrangement set forth in the cash management services agreement dated December 15, 2015 between 9539549 Canada Inc., as service provider, TRQ and RTIHL.

Use of Proceeds

39.

Funding from the Co-Lending, Additional A Loans, Equity Offerings and Pro Rata Entitlement shall be applied in the following order of priority: (i) to repay the Advance; (ii) to pay all required fees, costs and expenses of the Co-Lending, Re-profiling, Additional A Loans and Equity Offerings; (iii) to fund OT Project costs relating to underground and power, if applicable, (including the servicing of Senior Loans and the payment of interest and fees in relation thereto); and (iv) to fund TRQ’s general and administrative costs.

Flow of Funds

40.

In connection with the completion of the Co-Lending, Re-profiling, Additional A Loans and Equity Offerings, the parties shall enter into an agreed-upon flow of funds (i) in a form that is acceptable to the parties in their respective discretion and (ii) with indemnification obligations in the event of a failure to adhere to such flow of funds.

Prepayment Facility

41.

Without limiting the rights of the parties under the PPA and all other agreements between TRQ and a member of the Rio Tinto Group, the terms and conditions of any prepayment facility or similar arrangement to be entered into at OT LLC by TRQ or any of its subsidiaries shall require the approval of Rio Tinto, TRQ and OT LLC.

Representations and Warranties

42.

TRQ makes the representations and warranties set forth in Schedule D as at the date of this Agreement and the Effective Date and acknowledges that they may be relied upon by each of RTIHL and the Rio Tinto Lender.

43.	RTIHL makes the representations and warranties set forth in Schedule E as at the date of this Agreement and acknowledges that they may be relied upon by TRQ.

44.

The representations and warranties of the parties contained in this Agreement are only made as of the dates indicated in Sections 42 and 43 but survive for the purposes of allowing a party to sue for a breach of a representation and warranty that party is entitled to rely upon on the basis that the representation or warranty was not true as at the date such representation and warranty was made. No party shall be entitled to bring a claim on the basis of a breach of the representations and warranties that party is entitled to rely upon after the second anniversary of the date on which such representation and warranty was made.

Notifications

45.

Subject to any confidentiality obligations which may be imposed by any Governmental Authority, each party shall promptly notify the other of any material demand, request or inquiry (formal or informal) by any Governmental Authority, stock exchange, TRQ shareholder or other OT stakeholder that concerns any matter that may affect any of the transactions contemplated by this Agreement. For the avoidance of doubt, the foregoing does not require notification of any legal advice a party may receive.

46.

All notices and other communications given or made pursuant to this Agreement will be in writing and will be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by electronic mail, respectively or as of the following Business Day if sent by prepaid overnight courier, to the parties at the following addresses (or at such other addresses as will be specified by either party by notice to the other party in accordance with these provisions):

a.	If to TRQ:

Turquoise Hill Resources Ltd.

1 Place Ville-Marie, Suite 3680

Montreal, Quebec H3B 3P2 Canada

Attention: Corporate Secretary

E-Mail: corporate.secretary@turquoisehill.com

b.	If to RTIHL:

Rio Tinto International Holdings Limited

6 St. James’s Square

London, England SW1Y 4AD United Kingdom

Attention: Group Company Secretary

E-Mail: Company.Secretarial@riotinto.com

General Provisions

47.

Each of the parties acknowledges that it is intended that the Co-Lending transaction shall be exempt from (or not subject to) the formal valuation and minority approval requirements of Multilateral Instrument 61-101—Take-Over Bids and Special Transactions (“MI 61-101”) to be determined at the time the size and definitive terms of the Co-Lending are known and such transaction is to be entered into, and the parties further acknowledge and agree that it is possible that the size of the Co-Lending may need to be appropriately reduced solely to the extent strictly necessary to ensure that such transaction shall be exempt from (or not subject to) the formal valuation and minority approval requirements of MI 61-101. Each of the parties further acknowledges that, as of the date of this Agreement, none of the Re-profiling, Additional A Loans or any Rights Offering would be subject to MI 61-101.

48.

Each of the parties hereby covenants and undertakes to, and to cause its relevant Affiliates, through representation on the Operating Committee of the OT LLC board, to ensure that its members of the Operating Committee representing Rio Tinto or TRQ, as applicable, who also sit as members of the board of OT LLC act in accordance with the terms of this Agreement applicable to such party of Affiliate.

49.	No modification of this Agreement will be valid unless made in writing and duly executed by each of the parties.

50.

Each of the parties will take, from time to time and without additional consideration, such further actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement.

51.	Except as expressly permitted in this Agreement, no party may assign its rights or obligations under this Agreement without the prior written consent of the other party.

52.	This Agreement will be binding upon and enure to the benefit of the respective successors and permitted assigns of the parties.

53.	Time is of the essence in this Agreement.

54.	The parties agree that this Agreement amends, restates and supersedes in all respects the prior Heads of Agreement entered into between TRQ and RTIHL dated as of April 9, 2021.

55.	This Agreement will be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

56.	The parties agree that any matter in dispute under this Agreement shall be resolved in accordance with Part 16 of the PPA.

57.

This Agreement may be executed in counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

TURQUOISE HILL RESOURCES LTD.

By:	/s/ Luke Colton
Name: Luke Colton
Title:Chief Financial Officer

RIO TINTO INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Steve Allen
Name: Steve Allen
Title: Director

SCHEDULE A

DEFINITIONS

“Additional A Loans” has the meaning ascribed thereto in Section 4.

“Advance” has the meaning ascribed thereto in Section 13.

“Affiliate” has the meaning ascribed thereto in the PPA.

“A Loans” means the loans under the OT Project Financing provided to OT LLC directly (i) by the IFC under the IFC A Loan Tranche, (ii) by the EBRD under the EBRD A Loan Tranche, and (iii) by other IFI Lenders on terms substantially similar to (i) and (ii).

“Anticipated Funding Shortfall” has the meaning ascribed thereto in the Recitals.

“Applicable Funding” means the Re-profiling, Additional A Loans or the Co-Lending, as applicable.

“ARSHA” means the Amended and Restated Shareholders’ Agreement dated June 8, 2011 among EOT, OT LLC and TRQ.

“B Loans” means the loans under the OT Project Financing provided to OT LLC directly by commercial banks under (i) the IFC B Loan Tranche and (ii) the EBRD B Loan Tranche.

“Class Actions” means (i) Case No. 1:20-cv-08585-LJL in the United States District Court, Southern District of New York and (ii) Case No. 500-06-001113-204 in the Quebec Superior Court, District of Montreal.

“Co-Lending” has the meaning ascribed thereto in Section 14.

“Co-Lending Closing Date” means the date on which the Co-Lending is completed and fully funded.

“Completion Support Agreement Fee” has the meaning ascribed thereto in the MOA.

“Covered Obligations” has the meaning ascribed thereto under the Rio Tinto CSU.

“CTA” means the common terms agreement dated December 15, 2015 between OT LLC, the Senior Lenders named therein, Sumitomo Mitsui Banking Corporation as intercreditor agent and the other parties named therein.

“Disclosure Letter” means the confidential disclosure letter made by the parties on April 9, 2021.

“EBRD” means the European Bank for Reconstruction and Development.

“EBRD A Loan Tranche” has the meaning ascribed thereto in the CTA.

“EBRD B Loan Tranche” has the meaning ascribed thereto in the CTA.

“Effective Date” means the date upon which the Co-Lending, the Re-profiling and/or the Additional A Loans become effective and/or available. If, however, the Re-Profiling is entered into prior to the Additional A Loans and/or the Co-Lending as contemplated by Section 15, then it shall be deemed that the Effective Date shall be the latest to occur of the closing date of the Co-Lending, the Re-profiling and/or the Additional A Loans.

“EOT” means Erdenes Oyu Tolgoi LLC.

“Equity Offerings” has the meaning ascribed thereto in Section 20 and includes the Initial Equity Offering.

“Finance Documents” has the meaning ascribed thereto in the CTA.

“Future Date” has the meaning ascribed thereto in Section 34.

“Future Funding Shortfall” means, at a given point in time, the then future funding requirement for OT LLC after giving effect to the Co-Lending (and the repayment of the Advance), the Equity Offerings and any Re-profiling and Additional A Loans then secured and as further adjusted for any remaining cash balance held by TRQ and its subsidiaries as at the date of such projections less any costs TRQ expects to incur between such date and the date OT LLC is projected not to require any further funding as set forth in such projections, all as jointly determined at the relevant time by TRQ and Rio Tinto based on all relevant and up-to-date information to be provided to the parties by the Rio Tinto Manager.

“GOM” has the meaning ascribed thereto in the Recitals.

“Governmental Authority” has the meaning ascribed thereto in the PPA.

“Guaranteed Senior Debt Obligations” has the meaning ascribed under the TRQ DSU.

“IFC” means International Finance Corporation.

“IFC A Loan Tranche” has the meaning ascribed thereto in the CTA.

“IFC B Loan Tranche” has the meaning ascribed thereto in the CTA.

“IFI Lenders” means the selected international financial institutions identified in the Disclosure Letter.

“Initial Equity Offering” has the meaning ascribed thereto in Section 21.

“Intercreditor Agreement” means the intercreditor agreement dated December 15, 2015 among certain financial institutions as lenders to OT LLC, Sumitomo Mitsui Banking Corporation as intercreditor agent, and the other parties named therein.

“Investment Agreement” means the investment agreement dated October 6, 2009 among GOM, TRQ and RTIHL.

“Material Adverse Change” means a change, development, event or occurrence with respect to the business, condition (financial or otherwise), properties, assets, liabilities, operations or results of operations of TRQ and its subsidiaries, on a consolidated basis, that is, or would reasonably be expected to be, material and adverse to TRQ and its subsidiaries, on a consolidated basis, other than a change, development, event or occurrence primarily resulting from or arising out of: (i) any change in the global, national or regional political conditions (including the outbreak of war or acts of terrorism) outside of Mongolia or China; (ii) any change in the general economic or market conditions or in national or global financial or capital markets; (iii) the state of securities markets; (iv) the mining industry in general; (v) any change in the market price or trading volume of TRQ’s shares; (vi) the announcement or pendency of the transactions contemplated by this Agreement; (vii) any action taken (or omitted to be taken) by TRQ at the written request of Rio Tinto or which is required of TRQ by this Agreement; (viii) any action taken (or omitted to be taken) by Rio Tinto in material breach of its contractual obligations to TRQ; (ix) a change in accounting rules; or (x) a change in exchange rates; provided that in the case of (i) through (iv) and (ix) through (x) above, such events do not have a materially disproportionate effect on TRQ and its subsidiaries, on a consolidated basis.

“MIGA Loan Agreement” has the meaning ascribed thereto in the CTA.

“MIGA Loans” means Senior Loans made under the MIGA Loan Agreement.

“MI 61-101” has the meaning ascribed thereto in Section 47.

“MOA” means the memorandum of agreement dated April 17, 2012 among TRQ, RTIHL and RTSEA.

“NYSE” means the New York Stock Exchange.

“OT FSA” means the financing support agreement dated December 15, 2015 among OT LLC, TRQ and Rio Tinto.

“OT LLC” means Oyu Tolgoi LLC.

“OT Project” has the meaning ascribed thereto in the PPA.

“OT Project Financing” means the project financing incurred by OT LLC pursuant to the OT Project Financing Agreements.

“OT Project Financing Agreements” means the CTA, Senior Loan Agreements, TRQ DSU, Rio Tinto CSU and the other Finance Documents.

“Outside Date” means the earlier of December 31, 2023 and the date which is three months following the Release Date or such other date as the parties may agree in writing.

“Placement” has the meaning ascribed thereto in Section 20.

“PPA” means the private placement agreement dated October 18, 2006 between RTIHL and TRQ.

“Prepayment Agreement” means an agreement contemplated to be entered into among OT LLC, TRQ and/or a direct or indirect wholly-owned subsidiary of TRQ pursuant which certain amounts would be paid by TRQ (or its wholly-owned subsidiary) to OT LLC as prepayment for copper concentrate for on-selling to offtake purchasers selected by the Rio Tinto Manager on market terms to be agreed among the Rio Tinto Manager, TRQ and such purchasers.

“Prohibited Payment” has the meaning ascribed thereto in the PPA.

“Pro Rata Entitlement” has the meaning ascribed thereto in Section 23.

“Release Date” means the date on which restrictions on additional OT Project Financing imposed by GOM are lifted, expire or are otherwise terminated.

“Re-profiling” has the meaning ascribed thereto in Section 3.

“Rights Offering” has the meaning ascribed thereto in Section 20.

“Rio Tinto CSU” means the completion support agreement dated March 24, 2016 among Rio Tinto, the Senior Lenders, Standard Chartered Bank in its capacity as offshore security agent, and Sumitomo Mitsui Banking Corporation in its capacity as intercreditor agent.

“Rio Tinto” means Rio Tinto plc.

“Rio Tinto Group” has the meaning ascribed thereto in the PPA.

“Rio Tinto Lender” has the meaning ascribed thereto in Section 14.

“Rio Tinto Manager” means Rio Tinto OT Management Limited.

“RTSEA” means Rio Tinto South East Asia Limited.

“Senior Lenders” has the meaning ascribed thereto in the CTA.

“Senior Loan Agreements” has the meaning ascribed thereto in the CTA.

“Senior Loans” means a loan made or to be made by a Senior Lender to OT LLC under the CTA.

“Sponsor Senior Loan” has the meaning ascribed thereto in the CTA.

“Supplemental Senior Debt” has the meaning ascribed thereto in the CTA.

“Supplemental Senior Facility” has the meaning ascribed thereto in the CTA.

“Support Termination Date” has the meaning ascribed thereto in the TRQ FSA.

“Suspensive Event” has the meaning ascribed thereto in the CTA.

“Technical Committee” has the meaning ascribed thereto in the PPA.

“Total Proceeds” has the meaning ascribed thereto in Section 20.

“TRQ DSU” means the sponsor debt service undertaking dated March 24, 2016 among TRQ, Rio Tinto, the Senior Lenders, Standard Chartered Bank in its capacity as offshore security agent and Sumitomo Mitsui Banking Corporation in its capacity as intercreditor agent.

“TRQ FSA” means the financing support agreement dated December 15, 2015 between TRQ and Rio Tinto.

“TSX” means the Toronto Stock Exchange.

“Underwriting Commitment” has the meaning ascribed thereto in Section 25.

“Updated OT Project Mine Plan” means the mine plan in the Definitive Estimate announced by TRQ on December 18, 2020, as subsequently amended or varied.

SCHEDULE B

INTERPRETATION

The following rules shall be applied in interpreting this Agreement:

(a)

“this Agreement” means this Agreement, including the schedules and recitals hereto, as it may from time to time be supplemented, amended or modified and in effect; and the words “hereby”, “herein”, “hereto”, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Section, subsection, clause, subclause, paragraph, subparagraph or other subdivision;

(b)	all references in this Agreement to designated “Sections” are to the designated Sections of this Agreement unless otherwise expressly provided;

(c)	the headings are for convenience only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(d)

the word “including”, when following any general statement, term or matter, is not to be construed to limit such general statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto, but rather such general statement, term or matter is to be construed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter;

(e)

all references to currency are deemed to mean lawful money of the United States of America and all amounts to be calculated or paid pursuant to this Agreement are to be calculated in lawful money of the United States of America and paid in immediately available funds;

(f)	any reference to secured in relation to the Re-profiling, Additional A Loans and Co-Lending means the entering into of definitive documentation in relation thereto;

(g)	any reference to an agreement includes, unless otherwise expressly provided herein, a reference to all amendments and supplements thereto and in force from time to time;

(h)

any reference to persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures, Governmental Authorities and other entities; and

(i)	any reference to an entity includes and is also a reference to any entity that is a successor to such entity.

SCHEDULE C

CONDITIONS

1.	All third party approvals and consents which may be required for the Applicable Funding shall have been obtained.

2.	Applicable Funding shall be entitled to the benefit of the TRQ DSU and Rio Tinto CSU.

3.

Other than the Class Actions, no new material claims, arbitration, litigation, inquiries, investigations or other legal proceedings shall have been commenced after the date of the Agreement by or against TRQ or Rio Tinto or any of their respective subsidiaries and which have impacted adversely, or if decided adversely, would reasonably be expected to affect adversely, the implementation, performance or completion of any of the Re-profiling, Additional A Loans, Co-Lending and Equity Offerings or which relates to any Prohibited Payment with respect to the conduct of business of TRQ or any of its subsidiaries or with respect to the OT Project.

4.	No Suspensive Event shall have occurred or be continuing.

5.

No event shall have occurred and be continuing that constitutes, or may with the passage of time or otherwise constitute, an Event of Default under the CTA which has not otherwise been waived by Senior Lenders

6.

Material operations and/or development at the OT Project shall not have been suspended (unless such suspension at the outset would not reasonably be expected to last more than 60 days and such operations and/or development at the OT Project are restored and operating substantially as at the time prior to such suspension on or before the end of such 60 day period), provided, however, this condition will be deemed to be satisfied for purposes of the relevant suspension once such operations and/or development at the OT Project are restored and operating substantially as at the time prior to such suspension

7.	Investment Agreement and ARSHA continue to be in full force and effect

8.	No Material Adverse Change shall have occurred and be continuing

9.	Board of directors of OT LLC and the Technical Committee shall have approved a decision to proceed with the undercut of the underground at the OT Project

10.	Satisfactory support for the Applicable Funding from the GOM and EOT shall have been obtained

11.	Satisfaction of all conditions for the Applicable Funding to constitute the incurrence of Supplemental Senior Debt under the CTA

12.	Satisfactory binding documentation for cash management and flow of funds in accordance with Sections 38 and 40

13.	Representations and warranties of TRQ in this Agreement shall be true and correct in all material respects

14.	TRQ being in compliance in all material respects with its agreements, covenants and obligations under this Agreement and all other agreements between TRQ and a member of the Rio Tinto Group

15.	The Advance and the Co-Lending is exempt from (or not subject to) the formal valuation and minority approval requirements of MI 61-101.

SCHEDULE D

TRQ REPRESENTATIONS AND WARRANTIES

(a)

TRQ is a corporation duly incorporated, organized and validly existing under the laws of the Yukon and no proceedings have been taken or authorized by it or, to the best of its knowledge, by any other person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of TRQ;

(b)

TRQ’s execution and delivery of this Agreement, including all matters contemplated hereby, has been authorized by all necessary corporate action and TRQ has the corporate power and authority to enter into and perform its obligations under this Agreement;

(c)	No approval of the shareholders of TRQ is required for this Agreement or, subject to Section 47 in respect of the Co-Lending, any of the transactions contemplated by this Agreement;

(d)

None of the execution and delivery of this Agreement, the implementation of the transactions contemplated by this Agreement or the fulfillment of, or compliance with, the terms and provisions hereof by TRQ do or will, with the giving of notice or the lapse of time or otherwise:

(i)	result in the breach of, or violate any term or provision of, TRQ’s constating documents; or

(ii)

conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement to which TRQ is a party or by which it is bound or to which any of its material assets are subject or any applicable law to which TRQ is subject;

(e)

This Agreement has been duly executed and delivered by TRQ and is a valid and binding obligation of TRQ enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity; and

(f)

To the best of its knowledge and belief, neither TRQ nor any of its subsidiaries (including OT LLC) or any person acting on behalf of TRQ or any such subsidiary, has made any Prohibited Payment with respect to the conduct of business of TRQ or any such subsidiary or with respect to the OT Project, including in connection with obtaining licences, permits, concessions or other authorizations for the OT Project.

SCHEDULE E

RTIHL REPRESENTATIONS AND WARRANTIES

(a)

RTIHL is a corporation duly incorporated, organized and validly existing under the laws of England and no proceedings have been taken or authorized by it or, to the best of its knowledge, by any other person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of RTIHL;

(b)

RTIHL’s execution and delivery of this Agreement, including all matters contemplated hereby, has been authorized by all necessary corporate action and RTIHL has the corporate power and authority to enter into and perform its obligations under this Agreement;

(c)

None of the execution and delivery of this Agreement, the implementation of the transactions contemplated by this Agreement or the fulfillment of, or compliance with, the terms and provisions hereof by RTIHL do or will, with the giving of notice or the lapse of time or otherwise:

(i)	result in the breach of, or violate any term or provision of, RTIHL’s constating documents; or

(ii)

conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement to which RTIHL is a party or by which it is bound or to which any of its material assets are subject or any applicable law to which RTIHL is subject; and

(d)

This Agreement has been duly executed and delivered by RTIHL and is a valid and binding obligation of RTIHL enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity.

(e)

To the best of its knowledge and belief, neither RTIHL nor any of its subsidiaries (excluding TRQ or any of its subsidiaries) or any person acting on behalf of RTIHL or any such subsidiary, has made any Prohibited Payment with respect to the conduct of business of RTIHL or any such subsidiary or with respect to the OT Project, including in connection with obtaining licences, permits, concessions or other authorizations for the OT Project.

SCHEDULE F

OT PROJECT FINANCING

Tranche	Aggregate Principal Amount (US$M)	Outstanding Amount[1]

IFC	425	419
EBRD	425	419
EDC	750	739
US EXIM	309	303
EFIC	150	148
MIGA	699	688
IFC & EBRD B-Loans	1,591	1,567

Total	4,349	4,282

[1] US$M debt outstanding as at the end of 2021